Mail Stop 4561

      August 15, 2005


By U.S. Mail and Facsimile to (312) 706-8180

David A. Marple
Residential Capital Corporation
8400 Normandale Lake Boulevard
Minneapolis, Minnesota 55437

Re:	Residential Capital Corporation
	Registration Statement on Form S-4
      Filed July 15, 2005
	File No. 333-126640

	Registration Statement on Form 10
	Filed July 15, 2005
	File No. 000-51438

Dear Mr. Marple:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form S-4

General

1. Please include updated interim financial statements as required by
Rule 3-12 of Regulation S-X.

2. Please update your management`s discussion and analysis as a result of the inclusion of these interim financial statements.
Refer
to Item 303(b) of Regulation S-K.

3. Please provide the staff with the representations in the Shearman
& Sterling no action letter from Residential Capital.

Cover Page

4. The cover page must indicate the securities being sold, including guarantees. See Item 501 of Regulation S-K. Please revise.

Summary, page 1

5. Please provide a brief discussion, including the business reasons, of the formation of Residential Capital.

The Notes, page 9

6. Please disclose the amount of existing debt ranking equal to, and senior, to the notes, both for the company and for the guarantors.

Summary of the Exchange Offer, page 4

7. Confirm that the offer will be open for at least a full twenty business days in compliance with Rule 14e-1(a). Presently, it appears possible that the offer may be open for less than the twenty business days because the offer expires at 5:00 p.m. instead of midnight on what may ultimately be the twentieth business day following commencement. Refer to Q & A # 8 in SEC Release No. 34-16623 (March 5, 1980).

Risk Factors, page 11

8. Please delete the first, second, and fourth risk factors. They are not risks of participating in the transaction, and the first two are coercive.



We remain exposed to credit risk associated with..., page 14

9. Please disclose the percentage of non-prime mortgage loans in your portfolio.

Federal or state laws allow courts, page 24

10. Please include the words "fraudulent transfer" in the caption.

Use of Proceeds, page 27

11. Please indicate the interest rate of the line of credit paid off with the proceeds of the old notes.

Segment Results, page 45

12. On page 45 you attribute the $1.1 billion growth in your lending receivables primarily to the consolidation of a previously non-consolidated entity that is used as an aggregation facility for certain lending receivables. You state that you are now required to consolidate this entity under GAAP due to a restructuring of the facility. Please revise to explain the nature of this restructuring as well as the specific GAAP guidance relied upon in your determination that the facility should be consolidated. In doing so, please address whether similar restructurings are expected to occur in the future and if so the anticipated impact on lending receivables and net interest income.

Business, page 62

13. Please advise us whether you originate, acquire, or hold option
ARMs.

Summary of Production Channels, page 68

14. The sum of your mortgage loan production tables for GMAC
Residential on page 76 and for Residential Capital Group on page
78
does not reconcile to the table that summarizes total U.S.
residential mortgage loan production presented on pages 68 and 69. Please explain or revise as necessary.

15. On page 78 you disclose that when Residential Capital Group acquires prime conforming loans or government mortgage loans it generally sells those loans to GMAC Residential. If these purchases are included in both of the summary of loan production for GMAC Residential on page 76 and Residential Capital Group on page 78, please revise to quantify in a footnote to each table.



Related-Party Transactions, page 104

16. Please file as exhibits all the agreements discussed.

Terms of the Exchange Offer..., page 111

17. We note your disclosure reserving the right to amend the exchange offer. Revise to state that you are generally required to extend the offering period for any material change, including the waiver of a material condition, so at least five business days remain in the offer after the change. Also revise to indicate the period of time you are required to extend in the event there is a change in price or a change in the percentage of existing notes sought. Refer to Rule
14e-1(b).

Conditions to the Exchange Offer, page 115

18. You state that you may assert or waive the conditions of the offer "at any time in our reasonable discretion." This statement implies that conditions may be satisfied or waived after expiration of the offer. Please revise to clarify that all conditions must be satisfied or waived prior to expiration of the offer. Revise throughout the document as necessary. We note the statement on page
5.

Certain U.S. Federal Income Tax Considerations, page 134

19. Please revise the caption and first sentence to indicate that the section summarizes material, not certain, tax considerations.

Combined Financial Statements - General, page F-20

20. In an Item 4.02 Form 8-K filed by GMAC on March 16, 2005, GMAC management concluded that their financial statements filed in the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004,
June 30, 2004 and September 30, 2004 and the financial information furnished for the quarter ended December 31, 2004 in the Current Report on Form 8-K dated January 19, 2005, should no longer be relied upon. GMAC management also noted that most of the necessary adjustments related to items detected in the fourth quarter of 2004 at GMAC`s residential mortgage business that relate to earlier
2004
quarters. Please tell us how these adjustments have been reflected in the financial statements of Residential Capital Corporation for all periods presented.

Combined Statement of Changes in Stockholder`s Equity, page F-23

21. We note no indication as to whether the foreign currency translation adjustments are shown net of tax. Please tell us how you considered paragraphs 24 and 31(c) of FAS 52 in your presentation of foreign currency translation on page F-23 of your Combined
Statement
of Changes in Stockholder`s Equity.

Exhibits

22. Please file the organizational documents for all registrants, including guarantors.

Exhibit 5

23. The legal opinion should cover all securities being registered, including guarantees. Please revise.

Form 10

If appropriate, please make conforming changes to the Form 10.



*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or Donald Walker, Senior Assistant Chief Accountant, at
(202) 551-3490 if you have questions regarding accounting-related matters. Please contact Gregory Dundas at (202) 551-3436 or me at
(202) 551-3698 with any other questions.

						Sincerely,



						Mark S. Webb
						Legal Branch Chief

cc:	Philip J. Niehoff, Esq.
	Mayer, Brown, Rowe & Maw LLP
	71 South Wacker Drive
	Chicago, Illinois 60606

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Residential Capital Corporation
David A. Marple
August 15, 2005
Page 1